March 5, 2008

Mr.  Robert Telewicz
Senior Staff Accountant
Division of Corporation Finance
Securities and Exchange Commission
Washington, D.C.  20549

RE:    INDEPENDENCE TAX CREDIT PLUS L.P. IV
       FORM 10-K FOR FISCAL YEAR ENDED MARCH 31, 2007
       FILED JUNE 22, 2007
       FILE NO. 033-89968

Dear Mr. Telewicz:

This letter is in response to the comments in your letter to Robert L. Levy dated February 25, 2008 with respect to the above referenced 10-K filing for Independence Tax Credit Plus L.P. IV (the "Partnership").

FORM 10-K FOR THE FISCAL YEAR ENDED MARCH 31, 2007
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ITEM 8.  FINANCIAL STATEMENTS AND SUPPLEMENTARY DATA
----------------------------------------------------

REPORT OF REGISTERED INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM, PAGE 13
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1.   IN  CONNECTION  WITH  THE  FINANCIAL   STATEMENT   AUDITS  FOR  EACH  LOCAL
     PARTNERSHIP, WE NOTE THAT CERTAIN OF YOUR AUDITORS ARE NOT REGISTERED PUBLIC ACCOUNTING FIRMS WITH THE PCAOB. PLEASE CLARIFY HOW YOU APPLIED PCAOB RULES 2100 AND 1001(P)(II) IN DETERMINING THAT THESE AUDITORS DID NOT PLAY A SUBSTANTIAL ROLE IN THE PREPARATION OF YOUR AUDIT REPORT.

     The Partnership has been monitoring the registration of its Local Partnership auditors with the PCAOB for some time now. For the year ended March 31, 2007, there were no Local Partnership auditors who audited 20% or more of the Partnership's total consolidated assets or total consolidated revenues and who were not registered with the PCAOB. The Partnership will continue to monitor the registration of its Local Partnership auditors with the PCAOB as the percentages of each Local Partnership change each year to ensure that any Local Partnership auditor who is not registered with the PCAOB will not "play a substantial role in operation or furnishing of an audit report".

     If you have any questions or need further information, please do not hesitate to contact me at the number indicated above. We hope that our responses to the Staff's concerns are found to be adequate.



                                       Very truly yours,

                                       Independence Tax Credit Plus L.P. IV

                                       By:    RELATED INDEPENDENCE L.L.C.,
                                                General Partner

                                                     By: /s/ Robert L. Levy
                                                         ------------------
                                                         Robert L. Levy
                                                         Chief Financial Officer